Exhibit 21.1
Subsidiaries of the Registrant*

As of December 31, 2023, the following entities are wholly owned direct or indirect subsidiaries of Robinhood Markets, Inc.

Name of Subsidiary	State/Country of Organization
Robinhood Credit, Inc.	Delaware
Robinhood Crypto, LLC	Delaware
Robinhood Financial LLC	Delaware
Robinhood Money, LLC	Delaware
Robinhood Securities, LLC	Delaware

* In accordance with Item 601(b)(21)(ii) of Regulation S-K, the Company has omitted from this Exhibit the names of certain subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2023.